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                             May 4, 2021

       Daniel Schneeberger, M.D.
       Chief Executive Officer
       Anebulo Pharmaceuticals, Inc.
       1415 Ranch Road 620 South, Suite 201
       Lakeway, TX 78734

                                                        Re: Anebulo
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-254979

       Dear Dr. Schneeberger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

       Amendment No.1 to Registration Statement on Form S-1, Filed April 26,
2021

       Capitalization, page 49

   1.                                                   Please revise your
capitalization table to address the following comments:

                                                              Please update the
number of shares of common stock issued and outstanding actual, pro forma and pro
forma, as adjusted in the table to give effect of the forward stock split, as well as
the conversion of your series A preferred stock and the exercise of your milestone
warrants, so investors have a complete picture of your outstanding shares and their
impact.
                                                              Please include
the conversion of your series A preferred stock and the exercise of your milestone
warrants as part of your pro forma balances, to give effect of your
 Daniel Schneeberger, M.D.
Anebulo Pharmaceuticals, Inc.
May 4, 2021
Page 2
          existing shareholders, such that the pro forma, as adjusted, would reflect the new shareholder proceeds upon the closing of this offering.
Financial Statements
Note 12d. Subsequent Events, page F-15

2. You state on pages F-15 and F-26 that the Company approved a 6-for-1 forward stock split contingent upon the successful completion of the Company's IPO, whereas on pages
      9, 12 and 92 you state that the forward stock split will occur prior to the effectiveness of your offering. Please revise throughout the filing for consistency. In addition, if the forward split will occur prior to or upon effectiveness, please revise your annual and interim financial statements and financial data throughout the filing to give retroactive effect of the forward stock split in accordance with ASC 505-10-S99-4.

       You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Schneeberger, M.D.
                                                            Division of
Corporation Finance
Comapany NameAnebulo Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
May 4, 2021 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName